  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 March 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Sir Ivan Menezes to retire from Diageo;
Debra Crew to be appointed Chief Executive Officer

28 March 2023: Today, Diageo announces that Sir Ivan Menezes has decided to retire as Chief Executive Officer and depart from the Diageo Board on 30 June 2023, following ten successful years leading the Company. Debra Crew, currently Chief Operating Officer, will be appointed Chief Executive Officer and join the Diageo Board, effective 1 July 2023.

Ivan joined Diageo through the merger of Guinness plc and Grand Metropolitan plc in 1997 and has held a number of senior positions in the business including Chief Operating Officer; President, Diageo North America; Chairman, Diageo Asia Pacific; and Chairman, Diageo Latin America and Caribbean. Ivan has been an Executive Director of Diageo since July 2012 and has served as Chief Executive Officer since July 2013, overseeing an outstanding period of change, growth and high performance.

During Ivan's tenure, Diageo has made great strides towards its ambition to become one of the best performing, most trusted and respected consumer products companies in the world. Diageo has grown significantly during this period, now selling over 200 brands in more than 180 markets and is today, the number one company by net sales value in Scotch whisky, vodka, gin, rum, Canadian whisky, liqueurs, and also tequila1, a category in which only eight years ago the company had no substantive position. And in December 2022, Guinness became the number one beer in the on-trade in Great Britain for the first time2.

Led by Ivan, Diageo has developed a leadership position in sustainability, becoming one of the top 1% of companies globally to achieve a "Double A" rating for Water Security and Climate Change from CDP (formerly the Carbon Disclosure Project), as well as a particularly strong stance on inclusion and diversity, with the company ranked number one in the UK, and number two globally, in Equileap's 2023 Gender Equality Report. And with Debra's appointment as Chief Executive Officer, women will make up more than 50% of Diageo's Executive Committee from 1 July 2023. During the past decade, Diageo's total shareholder returns have strongly outperformed the FTSE100, and the Company has continued its progressive policy to increase dividends every year. In January 2023, Ivan was awarded a Knighthood for services to Business and to Equality in His Majesty The King's 2023 New Year Honours List.

Prior to being appointed Chief Operating Officer in October 2022, Debra was President, Diageo North America and Global Supply, leading Diageo's largest market to 14% organic net sales growth in fiscal 2022, following on from 20% organic net sales growth in the prior year. Debra originally joined the Diageo Board as a Non-Executive Director in April 2019, before stepping down from the Board when appointed President, Diageo North America in July 2020.

Debra is the former President and CEO of Reynolds American, Inc., where she delivered strong performance growth before the company's acquisition, having previously served as President and Chief Operating Officer, and President and Chief Commercial Officer. Prior to that, Debra spent five years at PepsiCo, where she served as President, North America Nutrition; President, PepsiCo Americas Beverages; and President, Western Europe Region. Prior to PepsiCo, Debra held positions with Kraft Foods, Nestlé S.A. and Mars, Inc.

Debra is a graduate of the University of Denver, earned an MBA from the University of Chicago Booth School of Business, and previously served as an officer in the United States Army. She currently serves on the board of Stanley Black & Decker, Inc., having previously served on the boards of Newell Brands and Mondēlez International.

Javier Ferrán, Chairman, Diageo, said: "The Board is enormously grateful for Ivan's contribution over the past decade. Under his stewardship, Diageo has consistently delivered a truly impressive performance to become one of the most respected businesses in the world. Ivan has transformed Diageo's global footprint, brand portfolio and strategic focus, positioning our business as a clear leader in premium drinks. At the same time as delivering consistent shareholder returns, Ivan has nurtured a diverse and talented global workforce and made significant progress on the most material sustainability issues facing our business. Ivan leaves Diageo extremely well positioned for future growth, and we thank him again for everything he has helped us to achieve.

The Board has diligently planned for Ivan's successor, and we are delighted to have appointed a leader of Debra's calibre to the role. Debra has been a highly valued member of Diageo's leadership team in recent years with an impressive track record of delivery both at Diageo and across other global consumer goods companies. She has deep consumer industry expertise as well as proven strategic capabilities, strong operational performance and a clear ability to build and lead teams. I have no doubt that Diageo is in the right hands for the next phase of its growth."

Sir Ivan Menezes, Chief Executive Officer, Diageo, said: "It has been an enormous honour leading Diageo over the past decade. I am extremely proud of what we have achieved during that time, and I would like to thank my 28,000 talented colleagues around the world for all of their hard work, creativity and passion. I would also like to thank the Board for their encouragement, challenge and support over the years.

I am delighted to be handing over the reins to Debra. In the time that we have worked together, I have been consistently impressed with her passion for growth and for building high performing teams. I am confident that under Debra's leadership, and with our extraordinary portfolio of brands and culture, Diageo will go on to deliver our long-term performance ambition."

Debra Crew, Chief Operating Officer, Diageo, said: "I am delighted to be appointed Chief Executive Officer of Diageo. Ivan leaves Diageo in a very strong position for future growth and I look forward to working with our teams around the world to capture the opportunities ahead.

I am focused on continuing Diageo's extraordinary track record of building world-leading brands and enhancing our reputation as one of the most responsible businesses in what I believe to be the most exciting consumer products category. It is an incredible privilege to be leading Diageo through the next phase of its development."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

1IWSR 2021
2CGA OPMS December 2022

Ends

Notes to editors:

·     Debra Crew will be appointed Chief Executive Officer and join the board on 1 July 2023.
·    Ivan Menezes is one of Britain's longest serving FTSE Chief Executives and has transformed Diageo into one of the world's leading premium drinks company, accounting for 10% (£2bn) of the UK's total food and drinks exports.
·    Ivan has championed women and ethnic diversity in business, and today, 47% of Diageo's Executive Committee are women and 47% are also ethnically diverse.
·    In February 2023, Diageo was named the top company for female representation at board level in the FTSE Women Leaders Review.
·    Ivan was Chairman of Movement to Work from 2017-2020, a UK voluntary organisation committed to tackling youth unemployment delivering 100,000 structured work placements for young people, with over 55% of participants securing permanent jobs.
·    Ivan is a Non-Executive Director of Tapestry Inc.; Chairman of the Council of The Scotch Whisky Association; and a member of the Global Advisory Board at Kellogg School of Management, Northwestern University.

Supplementary Information:

Full details of Debra Crew's future remuneration will be included in the Directors' Remuneration Report for the year ending 30 June 2023, following her appointment to the Board on 1 July 2023. Her remuneration package will include an annual salary of $1,750,000 and a pension contribution (or allowance in lieu) of 14% of base salary, in line with the maximum pension contribution level for new employees to the UK workforce.

Debra will also have an annual incentive plan opportunity, bonus deferral, long term incentive plan opportunity and shareholding requirement as an Executive Director in accordance with Diageo's remuneration policy, as approved by shareholders.

Information about the retirement terms for Ivan Menezes will be posted on the company's website in due course in accordance with the Companies Act requirements.

For further information please contact:

Investor relations:
Durga Doraisamy                              +44 (0) 7902 126906
Andrew Ryan                                    +44 (0) 7803 854842
                                                           investor.relations@diageo.com
Media relations:
Dominic Redfearn                             +44 (0)7971 977759
Clare Cavana                                     +44 (0)7751 742072
                                                           press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc

LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 28 March 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary